TRAIL ONE, INC.
1844 South West
 Salt Lake City, UT 84104

March 16, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549

Re:	TRAIL ONE, INC.
Amendment No. 2 to Registration Statement on Form S-1
Filed on March 16, 2011
File No. 333-170781

Attention: Tonya Bryan of Julie F. Rizzo

To Whom It May Concern:

In response to your letter dated February 03, 2011, TRAIL ONE, INC., wishes to address the following comments.

General  Overview
In the company’s form S-1filed on March 16, 2011 as amended, the company has corrected the spelling of its name throughout the documents.  The company’s legal name is Trail One, Inc. as stated in the articles of incorporation filed with the Secretary of State in Nevada on September 9, 2011. The company mistakenly spelled the name without a space between Trail and One in its filings on November 23, 2010 and January 21, 2011.

Prospectus Summary, page 1

General Introduction, page 1

1.
Please revise your disclosure to explain how you intend to market to the wholesale market when your product appears to be “made to order to each specific customer’s wants and desires with an individualized custom look.”  Please also advise how you intend to market to the wholesale market when you will not produce any license plate tags until you have sold the product to an end user.

We have noted this comment and have revised the disclosure on page 5 and through out.

Each tag will be a special order by the end user.  The end user will be able to order the tag directly from Trail One or by placing a specialty order with a wholesaler. At this time Trail One does not have any wholesalers marketing the product.

2.
We note your response to our prior comment six and reissue our comment in part.  Please revise to indicate the amount of time that your present capital will last at this rate here and on pages 15, 20 and 21.  In addition, please clarify whether you are providing a monthly burn rate.  In this regard we note your disclosure that “[t]his includes a three month burn.”  Also revise for consistency your disclosure on page 15 and pages 20 and 21 where you state that your monthly burn rate is $1,000.00 and $4,000.00, respectively.

We have noted this comment and have revised the disclosure on page 12 and throughout.

Management anticipates that losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: marketing and promotional activities; the possible addition of new personnel; and the development of relationships with strategic business partners for an estimated amount of approximately $10,000.00. This amount will last the company six months.  It is anticipated that said amount will be obtained by a loan from Ralph Montrone.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

However, it is estimated that the amount of additional costs and expenses associated with public company reporting requirements will be approximately $10,000.00.  This amount will last the company twelve months.  It is also estimated that the amount of additional costs and expenses associated with newly applicable corporate governance requirements will be approximately $5,000.00. This amount will last the company twelve months.

3.
We note your response to our prior comment seven and reissue our comment in part.  Please clarify whether you are currently developing the product or marketing the product.  If you have not developed the product yet, please explain how you are marketing it.  Please also advise as to your plans to obtain the materials such as the minerals and gems that you will use on the license plate tags.

We have noted this comment and revised the disclosure on page 5 and throughout.

Trail One, Inc. is presently marketing a license plate tag for automobiles.  The license plate tag is car jewelry, which is like a piece of art which is unique to meet the needs of those who want to add a custom look to their vehicles, and is not made to replace a car’s license plate issued by government agencies.  Since its inception, on September 9, 2010 Trail One has incurred losses to September 30, 2010.

Business Development, page 1

4.
Please provide consistent disclosure regarding your marketing efforts.  In this regard, we note your disclosure on page 2 that you have “commenced the marketing of one license plate tag[s] for sale to the general public” and that you are not “offering the product to anyone at this time.”

We have noted this comment and revised the disclosure throughout.

Subsequent Sales Strategy, page 8

5.
We note your response to our prior comment eight.  Please revise the first paragraph of this section to remove all marketing language.  We note, for example, “our product offers a very high rate of exclusivity,” “high end automobile enthusiast,” “high end retailers,” “high end catalog companies that cater specifically to the elite/rich & famous clientele,” “our product to be distinguished, exclusive and refined” and “[o]ur product is intended to add the ultimate in personalized “Bling” to any automobile.”

We have noted this disclosure and have revised the disclosure on page 8.

The company is also presently marketing the aluminum license plate tags to the general public, through a combination of direct sales, referral and networking within the industry. The Company plans to educate automobile advertisers about our product and work to obtain sales by the ways discussed herein. Because our product offers a very high rate of exclusivity, our target market will be to individuals such as professional athletes Movie and Music entertainers, and high end automobile enthusiasts, including middle to high income earning individuals in the public sector.  Currently we are planning to market out product through the sources noted above, through direct contacts at wholesale/retail trade shows, such as SEMA (Specialty Equipment Market Association), International Auto Show (Circuit), World of Wheels – Indianapolis, and DUB Auto Show Tour.  We do not have any agreements with these advertisers at this time.  We also intend to market our product through our website: www.Trail Onecnc.com which is currently under development/construction.  It is our intention to also retail through high end retailers and automobile specialty shops and high end catalog companies that cater specifically to the elite/rich & famous clientele, as well as by word of mouth advertising.  We intend for our product to be distinguished, exclusive and refined to meet the needs of those who intend on setting themselves apart from the crowd while driving their vehicles. Trail One, Inc. is considered a development stage company because it has not commenced its major operations. In addition the company has not achieved any revenue in connection with its business to date. As a result we are a startup company, that is, we have no operating history or revenue, and are at a competitive disadvantage.

6	Please revise to delete references to NFL, NBA, MLB, NHL, NASCAR, NHRA, FIA (Formula One) and various car manufacturers, such as Porsche, Bentley and others, on pages 1, 15, and 24.

We have noted this comment and have revised the disclosure see comment number 5 above.

7.
Please advise whether you have any agreements in place to advertise with companies discussed in this section.  If so, please file these agreements as exhibits to your registration statement.  If not, please remove references to specific companies.

We have noted this comment and have revised the disclosure see comment number 5 above.

Risk Factors, page 5

If We Do not Obtain Additional Financing, page 5

8.
We note your response to our prior comment 12.  However, please provide the total amount of financing you will require and clarify whether you have provided annual cost estimates here and on page 8. In this regard, we note your disclosure on page 15 that the development of relationships with strategic business partners alone will cost $10,000.  Additionally, please revise to clarify whether you have any agreement in place with Mr. Montrone to provide this financing.

We have noted this comment and have revised the disclosure on pages 5

WE REQUIRE ADDITIONAL CAPITAL WHICH WE MAY BE UNABLE TO RAISE WHICH MAY CAUSE US TO STOP OR CUT BACK OUR OPERATIONS.

Through December 31, 2011 we have spent approximately $18,000 dollars.  Our currently estimated annual expenses are approximately $95,000.  We anticipate that we will need approximately $95,000 to complete all necessary stages in order to market our one license plate tag in the United States.

Obtaining additional financing will be subject to a number of factors, including Trail One’s lack of revenue. These factors may have an effect on the timing, amount, terms or conditions of additional financing and make such additional financing unavailable to us. See “Description of Business.”

No assurance can be given that Trail One will obtain access to capital markets in the future or that adequate financing to satisfy the cash requirements of implementing our business strategies will be available on acceptable terms. The inability of Trail One to gain access to capital markets or obtain acceptable financing will have a material adverse effect upon the results of its operations and its financial conditions. The proceeds from the sale of the securities offered in this registration statement will go directly to the selling security holder and not to Trail One. As such, this offering might negatively affect Trail One’s ability to raise needed funds through a primary offering of Trail One’s securities in the future

Due to the fact we are small and do not have much capital, we must limit our marketing activities to a relatively small number of potential customers having the likelihood of purchasing our product. We intend to generate revenue through the sale of our one product. Because we will be limiting the scope of our marketing activities, we may not be able to generate timely or sufficient sales to operate profitably. If we cannot operate profitably, we may have to suspend or cease operations.  The company’s financing requirements for next twelve month are the following.

•	$35,000 toward marketing materials which include filers, broachers, direct marketing DVD’s and mailing costs.
•	$10,000. towards direct sales and direct mail (automobile industry)
•	regulatory processes,
•	$10,000 Software and hardware to develop an internet site
•	$25,000 Program administration and working capital
•	$10,000 Costs and expenses associated with public company reporting requirements
•	$5,000 expenses associated with newly applicable corporate governance requirements

Our future capital requirements depend on many factors, including the following:

•	the progress of our direct sales,
•	the progress of marketing to the end users,
•	The progress in getting our web site completed and operational.

Although we have from time to time reviewed opportunities provided to us by investment bankers or potential investors in regard to additional equity financings, there can be no assurance that additional financing will be available when needed, or if available, will be available on acceptable terms.  Insufficient funds may prevent us from implementing our business strategy and will require us to further delay, scale back or eliminate our marketing program, or to scale back or eliminate our other operations.

In order to obtain working capital we will continue to:

•
seek capital through debt or equity financing which may include the issuance of convertible debentures or convertible preferred stock whose rights and preferences are superior to those of the common stockholders, and

•	attempt to negotiate the best transactions possible taking into account the impact on our shareholders, dilution, loss of voting power and the possibility of a change-in-control.

Nonetheless, in order to satisfy our working capital needs, it may become necessary to issue convertible securities without a floor on the conversion price.

In the event that we issue convertible preferred stock or convertible debentures without a limit on the number of shares that can be issued upon conversion and if the price of our common stock decreases:

•	the percentage of shares outstanding that will be held by these holders upon conversion will increase accordingly,
•
the lower the market price the greater the number of shares to be issued to these holders upon conversion, thus increasing the potential profits to the holder when the price per share later increases and the holder sells the common shares,

•
the preferred stockholders' potential for increased share issuance and profit, including profits derived from short sales of our common stock, in addition to a stock overhang of an indeterminable amount, may depress the price of our common stock,

•	in the event of our voluntary or involuntary liquidation while the preferred stock are outstanding, the holders of those securities will be entitled to a preference in distribution of our property.

It is anticipated that the $95,000 financing   amount will be obtained by a loan from Ralph Montrone.  At this time we do not have a any agreement in place with Mr. Montrone  for an additional loan.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

However, it is estimated that the amount of additional costs and expenses associated with public company reporting requirements will be approximately $10,000.  It is also estimated that the amount of additional costs and expenses associated with newly applicable corporate governance requirements will be approximately $5,000.

It is anticipated that we may need to obtain a loan from Ralph Montrone to cover these additional costs and expenses.  In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

Special Note Regarding Forward-Looking Statements, page 10

9.
We note your response to our prior comment 14 and reissue our comment.  You refer in this section to the expected impact of a Share Exchange that is not otherwise discussed in the prospectus. Please revise or advise.

We have noted this disclosure and have revised the disclosure on page 10

The information contained in this report, including in the documents incorporated by reference into this report, includes some statement that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Use of Proceeds, page 11

10.	We note your response to our prior comment and reissue your comment. Please revise to clarify how you intend to pay the remaining $2,500 to cover your fees, costs, and expenses of this offering.

We have noted this comment and have revised the disclosure on page 11

With the exception of any brokerage fees and commission which are the obligation of the selling security holder, we are responsible for the fees, costs and expenses of this offering which are estimated to be $18,000, inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses of which the Company has paid $15,500 as of February 10, 2011.  The Company intends to pay the remaining $2,500 to cover fees, costs and expenses of this offering through a loan with its President Ralph Montrone. At this time we do not have an agreement in place with Mr. Montrone. In the event that we are unable to secure such a loan from Mr. Montrone, or some other source(s), unknown at this time, we will not be able to continue forward and our business will fail.

11.	We note your response to our prior comment 16. You continue to refer to an “investment agreement” with the selling security holder on page 11. Please advise or revise.

We have noted this comment and have revised the disclosure on page 11

We are registering 8,000,000 shares for gross proceeds to the selling shareholder of $8,000.   All of the proceeds from the sale of the shares of common stock offered herein will be received by the selling security holder.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 14

12.
We note your response to our prior comment 18 and the revised disclosure on page 15.  Please further revise to discuss in greater detail how you intend to obtain any additional funds needed to finance the start-up of operations.  In this regard, refer to page 20 where your disclosure appears to indicate that you will require $75,000 to begin operations.  Your plan of operation should provide a more detailed discussion of your plan for raising this additional capital including each step required as well as any contingencies in the raising of the capital.

We have noted this comment and revised the disclosure on page 23.

Management feels the Company’s continuation as a going concern depends upon its ability to obtain additional sources of capital and financing. Specifically, management intends to raise additional permanent capital through debt instruments such as bank loans, or private financing. The goal of this effort is to provide working capital for the next year. Our twelve month operating plan is dependent on raising additional permanent capital through debt instruments such as bank loans, or private financing in the amount of $75,000.  Presently we do not have any existing sources or plans for financing.

The specific steps that we intend to take to try to secure the required $75,000 is as follows:

(1)
We will first attempt to obtain a bank loan for the $75,000.  In doing so, we will approach various banks to ascertain and compare various terms and conditions of such a loan, including interest rates, length of the loan, payment schedules, and the overall costs incurred for same. We will then choose the bank that we believe offers the best arrangements for us regarding said loan.  We will then submit our application, which may also include the submittal of a business plan that we will prepare.  In the event the initial bank does not approve and issue a loan, then we will move on to another bank and continue with such efforts until such time as it is determined by us that such an approach will not succeed.  We anticipate that such an effort can be commenced and completed within the first 30 days.

(2)
In the event we are not able to obtain a bank loan for $75,000 we will then attempt to obtain such funds through a private financing source.  We will search for reliable sources for private financing, and research them by ascertaining their reputation in their field of business, the length of time being in business, and sources of their funding.  We will then choose those private financing sources that we feel confidence in and approach then to ascertain and compare various terms and conditions of such a loan, including interest rates, length of the loan, payment schedules, and the overall costs incurred for same.  We will then choose the private financing source that we believe offers the best arrangements for us regarding said loan.  We will then submit our application, which may also include the submittal of a business plan that we will prepare.  In the event the initial private financing source does not approve and issue a loan, then we will move on to another private financing source and continue with such efforts until such time as it is determined by us that such an approach will not succeed.  We anticipate that such an effort can be commenced and completed within the first 60 days.

(3)	In the event that we are not successful in securing such financing, then our plans to become operational will be in danger and we will not succeed in moving forward.

General Overview; Nature of Business, page 14

13.	Please revise your disclosure to include the estimated sales price for your product.

We have noted this comment and revised the disclosure on page 22

We have determined what we believe the retail price of our one aluminum product to be along with the relative cost to have the product manufactured and packaged and shipped by outside vendors we then estimated the administrative expense to arrive at the selling price of $150.00. If these prices are incorrect it could result in an operating loss for us.

14.
We note your disclosure on page 15 that you are currently accruing salaries for your officers and directors.  We also note your disclosure in the first full paragraph on page 19 that you may need to reduce expenses,  including officer’s compensation, if you are unable to achieve profitable operations in the near term.  These statements appear to conflict with your disclosures on pages 26, 28 and 29 which indicate that you are not paying any salaries at this time and do not have any current intention of paying any salaries.  Please advise or revise for consistency.

We have noted this comment and have revised the disclosure on page 23

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for the next six months, and we will need to obtain additional financing to operate our business for the next six months. Our “burn rate” is approximately $1,000 per month. Most of our expenses are anticipated to be legal, accounting, transfer agent, and other costs associated with being a public company. Since we intend to utilize our officers and directors, who currently are part time and whose salaries are not being accrued, to sell our one product, our marketing costs should be minimal. Additional financing, whether through public or private equity or debt financing, arrangements with the security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital.

15.
While we note your response to our prior comment 25, it still appears that you have disclosure indicating that you will provide services.  We note your disclosure that you intend to “put [your] service on internet” on pages 15 and 20, “cash expected to be generated from services” on page 19 and that you anticipate receiving “services-generated income” on page 20.  Please revise your disclosure on pages 15, 19 and 20 and elsewhere as applicable to clarify that you do not provide any services or advise.

We have noted this comment and have revised the disclosure throughout by removing the references to services.

Plan of Operation, page 21

16.
We note your response to our prior comment 22 and reissue our comment.  Please revise significantly your plan of operation and MD&A sections to discuss your detailed plan to become operational and through to revenue generation.  This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step.

We have noted this comment and have revised our disclosure on page 34.

Over the next twelve months, Trail One , Inc. plans to build out its reputation and develop a network in the automobile accessory business and begin sales to the general public.  Presently the Company has not sold any tags.

Management feels the Company’s continuation as a going concern depends upon its ability to obtain additional sources of capital and financing. Specifically, management intends to raise additional permanent capital through debt instruments such as bank loans, or private financing. The goal of this effort is to provide working capital for the next year. Our twelve month operating plan is dependent on raising additional permanent capital through debt instruments such as bank loans, or private financing in the amount of $75,000. Presently we do not have any existing sources or plans for financing.

The specific steps that we intend to take to try to secure the required $75,000 is as follows:

(1)
We will first attempt to obtain a bank loan for the $75,000.  In doing so, we will approach various banks to ascertain and compare various terms and conditions of such a loan, including interest rates, length of the loan, payment schedules, and the overall costs incurred for same. We will then choose the bank that we believe offers the best arrangements for us regarding said loan.  We will then submit our application, which may also include the submittal of a business plan that we will prepare.  In the event the initial bank does not approve and issue a loan, then we will move on to another bank and continue with such efforts until such time as it is determined by us that such an approach will not succeed.  We anticipate that such an effort can be commenced and completed within the first 30 days.

(2)
In the event we are not able to obtain a bank loan for $75,000 we will then attempt to obtain such funds through a private financing source.  We will search for reliable sources for private financing, and research them by ascertaining their reputation in their field of business, the length of time being in business, and sources of their funding.  We will then choose those private financing sources that we feel confidence in and approach then to ascertain and compare various terms and conditions of such a loan, including interest rates, length of the loan, payment schedules, and the overall costs incurred for same.  We will then choose the private financing source that we believe offers the best arrangements for us regarding said loan.  We will then submit our application, which may also include the submittal of a business plan that we will prepare.  In the event the initial private financing source does not approve and issue a loan, then we will move on to another private financing source and continue with such efforts until such time as it is determined by us that such an approach will not succeed.  We anticipate that such an effort can be commenced and completed within the first 60 days.

(3)	In the event that we are not successful in securing such financing, then our plans to become operational will be in danger and we will not succeed in moving forward.

17.
While we note your response to our prior comment 24, it appears that the disclosure in the notes to your financial statements on page F-6 still indicate that your products will be available in “USDM (American); JOM (Japanese); EURO (European) and AU (Australian) dimensions.”  Please advise.

We have noted this comment and have revised the disclosure by DELETING the notes to our financial statements on page F-6 which indicate that our products will be available in “USDM” (American); JOM (Japanese); EURO (European) and AU (Australian) dimensions.”

18.
We note your disclosure in this section that most of your expenses are anticipated to be the costs associated with being a public company and that your marketing costs will be minimal.  We also note your disclosure that you estimate your capital requirements for the next six months to be in the range of  $24,000 to $30,000.  Similar disclosure regarding this range of $24,000 to $30,000 appears on page 20.  This appears to conflict with your disclosure on page 20 that your estimated costs over the next six months are $6,000 to $15,000 for marketing and your direct sales program and $9,000 to maintain reporting status.  Please revise your disclosure for consistence or advise.

We have noted this comment and advise as follows:

The capital requirements for the next six months are estimates.  The $24,000 estimate is supported by adding the $15,000 top end estimate for marketing and the direct sales program (for the next 6 months) and $9,000 to maintain reporting status.

Description of Business, page 21

Description of Products, page 23

19.	We note your response to our prior comment 27. Please expand your description to explain what makes your product “unique and individual”.

We have noted this comment and have revised the disclosure on page 34

UNIQUE FEATURES OF THE COMPANY
Trail One will provide an automobile license plate tag used as a car accessory. Trail One expects to generate its corporate revenue from the sale of such automobile license plate tags. The tags are made on a CNC machine out of a piece of solid rust resistant aluminum. The product will not rust and since it is made out of a solid piece one half inch aluminum it is stronger than most other tags that are made out of one sixth inch steel alloy.  The product is a specialty item which means a customer can have his own name, font size and decorative artwork carved directly into the entire tag instead of just the outside boarder.

20.
We note your response to our prior comment 28 and reissue our comment.  Please expand your disclosure to clarify that you own “all the rights to the specifications for the automobile license plate tag.”  Revise your registration statement to disclose whether you registered any trademarks, patents or hold other intellectual property rights.

We have noted this comment and have revised the disclosure on page 34

Mr. Montrone and the Advanced Precision Manufacturing Inc technicians took several months to create the specifications for the aluminum automobile license plate tags that Trail One, intends to sell and market. Mr. Montrone and Advanced Precision Manufacturing Inc technicians decided to make the tag out of aluminum due to the fact that the metal is easy to work with, low costs and rust resistant.  Trail One, Inc. owns all the rights to the specifications for the automobile license plate tag that they created while working with Advanced Precision Manufacturing, Inc.  Neither Mr. Montrone individually nor Advanced Precision Manufacturing, Inc. has any ownership or manufacturing rights to the specifications that we developed for Trail One, Inc. tags.  The Company has not applied for any trademarks, patents nor does the Company hold any other intellectual property rights in connection with the tags.

Experienced Management, page 26

21.	Please delete the term “successful track record of its management” or please provide support for this statement.

We have noted this comment and have revised the disclosure on page 39.

The Company believes that it has experienced management. Our sole Director and executive officer Mr. Montrone has over 40 years of experience in the management and business operations.  The Company believes that the knowledge, relationships, and reputation of its management will help it to build and maintain its client base.

Performance, page 26

22.	Please provide support for your belief that your “ability to provide quality tags, service performance and service consistency is one of [your] key advantages” or please delete this statement.

We have noted this comment and have revised the disclosure on page 39 by DELETING the statement “ability to provide quality tags, service performance and service consistency is one of [your] key advantages”.

Niche Industry, page 26

23.
We note your response to our prior comment 30 and reissue our comment.  It is unclear from you disclosure what your niche is.  Please revise your disclosure to provide sufficient information about the niche market within your industry or advise.  In addition, please provide support for your statements that “no one else makes anything even close to our product” and your product is “geared only to those who can afford to be extravagant in showing off their vehicles in a way that most people are unable to do and thus have a market unto ourselves” or please advise.

We have noted this comment and have revised the disclosure on page 39

We believe the highly specialized nature of our corporate focus enables us to be a better  long-term  partner  for our  clients  than if we were  organized  as a traditional  automobile license plate tag company  which we believe has a limited  usefulness for the client.  Our niche is that Trail One will provide an automobile license plate tag used as a car accessory. Trail One expects to generate its corporate revenue from the sale of such automobile license plate tags. The tags are made on a CNC machine out of a piece of solid rust resistant aluminum. The product will not rust and since it is made out of a solid piece one half inch aluminum it is stronger than most other tags that are made out of one sixth inch steel alloy.  The product is a specialty item which means a customer can have his own name, font size and decorative artwork carved directly into the entire tag instead of just the outside boarder.   We will have a specific, unique product made of  a solid piece of rust resistant aluminum  so that our customers can  be extravagant in showing off their vehicles in a way that most people are unable to do.

Employees, page 26

24.	We note your response to our prior comment 31. You continue to state on pages 2 and 22 that you have two employees. Please revise or advise.

We have noted this comment and have revised the disclosure on pages 2 and 22.

We have only one employee at this time, Ralph Montrone.

25.	We note your response to our prior comment 32. Please advise as to what will be considered “sufficient funding” for Mr. Montrone to begin to devote 40 hours per week to your company.

We have noted this comment and have revised the disclosure on page 39

Mr. Montrone currently devotes approximately 10 hours per week to the affairs of the Company.  He will begin to devote 40 hours per week to the Company once sufficient funding of $75,000 is obtained to allow actual full operations to proceed forward.

Interest of Management and Others in Certain Transactions, page 30

26.	We note your response to our prior comment 35 and reissue our comment. Please provide the disclosure required by Item 404(a) for the “transaction described above” in this section.

We have noted this comment and have revised the disclosure on page 45

As of the date of this prospectus, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

Report of Independent Registered Public Accounting Firm, page F-1

27.	Please tell us why the date of the independent accounting firm’s report was changed from November 23, 2010 to January 20, 2011.

We  have noted this comment and have revised the disclosure on page F-1 by submitting the independent accounting firm’s report with the correct date of November 23, 2011.  The incorrect date of January 20, 2011 was an incorrect date on the report which was a result of a typographical error by the independent accounting firm when the Amendment No. 1 to the Registration Statement on Form S-1 was being prepared for filing on January 21, 2011.

Part II

Item 17. Undertakings, page II-2

28.
We note your response to our prior comment 36 and reissue our comment.  It does not appear that you are conducting an underwritten offering.  Please remove the first paragraph in this section because it does not appear to apply to your offering or advise.

We have noted this comment and have revised the disclosure on page II-2 by DELETING the first paragraph in this section.

Exhibit 5.1

29.	We note your response to our prior comment 37 and revise our comment. Please revise the legal opinion to reference “Form S-1 filed on November 23, 2010, as amended.”

We have noted this comment and have revised the current legal opinion Exhibit 5.1 filed on March 16, 2011.

30.	Please revise your opinion to provide the correct address for Trail One, Inc.

We have noted this comment and revised the document throughout as

Trail One, Inc., 1844 South West, Salt Lake City, UT 84104

Closing Comments

Based on the Company’s amendments to its S-1 filing dated March 16, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Ralph Montrone
Ralph Montrone
Chief Executive Officer
TRAIL ONE, INC.